SEC File Number: 1-31507
CUSIP Number: 941053-10-0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One:)     ☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q    ☐ Form 10-D
    ☐ Form N-SAR  ☐ Form N-CSR

  For Period Ended: September 30, 2006
  [   ]  Transition Report on Form 10-K
  [   ]  Transition Report on Form 20-F
  [   ]  Transition Report on Form 11-K
  [   ]  Transition Report on Form 10-Q
  [   ]  Transition Report on Form N-SAR
  For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Waste Connections, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

35 Iron Point Circle, Suite 200

Address of Principal Executive Office (Street and Number)

Folsom, CA 95630-3155

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Four purported shareholder derivative suits were filed recently against certain current and former officers and directors of the Registrant relating to the timing of stock option grants. In light of these suits, the Registrant initiated and completed a review of its historical stock option granting practices, including all option grants since the Registrant's initial public offering in May 1998, and reported the results of the review to the Audit Committee of the Registrant’s Board of Directors. The review identified a small number of immaterial exceptions to non-cash compensation expense. The review identified no material inaccuracies requiring adjustment with respect to the current and historical financial statements of the Registrant, and the Audit Committee concluded that no further action was necessary.

The Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 could not be filed within the prescribed time without unreasonable effort or expense because additional time was required to complete this review. The Registrant expects to file its Quarterly Report on November 14, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Worthing F. Jackman	(916)	608-8200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Waste Connections, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By:	/s/ Worthing F. Jackman
Worthing F. Jackman,
Executive Vice President and Chief Financial Officer